September 11, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Weight Watchers International, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2013
File No. 1-16769
Filed February 26, 2014

Dear Mr. Spirgel:

This letter sets forth below the detailed response of Weight Watchers International, Inc. and all of its subsidiaries (“we”, the “Company” or “WWI”) to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter to the Company dated August 28, 2014 with respect to the above-referenced Form 10-K. In responding to the Staff’s comments, we have included the original comments from your letter, followed by our response. This letter has been filed with the Commission as correspondence through EDGAR.

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for your attention to our filing. Please feel free to call me at the telephone number provided at the end of this letter.

Form 10-K for the Year Ended December 28, 2013

Note 4. Franchise Rights Acquired, Goodwill and Other Intangible Assets, page F-15

1.	We note that you acquired $65.2 million of franchise rights during the year. It appears that you have included the reacquired franchise rights with indefinite-lived franchise rights acquired in prior years. Please tell us how you considered the guidance in ASC 350-30-35-2 which requires reacquired rights recognized as intangible assets to be amortized over the remaining contractual period of the contract in which the right was granted.

COMPANY RESPONSE:

In evaluating the useful life to be ascribed to these reacquired rights, we confirm the Company considered the guidance in ASC 350-30-35-2 which states that, “a reacquired right recognized as an intangible asset is amortized over the remaining contractual period of the contract in which the right was granted”, as well as the guidance in ASC 805-20-25-14 and 30-20.

The reacquired franchise rights, which were granted via Franchise Agreements in the years 1969 through 1975, provided the franchisee the right, within an established territory, to use trademarks, trade secrets, techniques and methods developed by WWI in connection with the operation of Weight Watchers classes presenting WWI’s unique program for weight reduction. In the years 2001 and 2002, in certain cases, Franchisee Promotion Agreements were executed and subsequently amended to allow for the franchisees to receive 10% commissions on WWI “Online” and “eTools” subscriptions sold within the franchisees’ territories. We have included the relevant terms of these agreements as an appendix to this letter.

In assessing the “contractual period of the contract”, in the case of WWI’s Franchise Agreements, the franchisee has the unilateral ability to renew the agreement. Any rights the Company has to terminate the Franchise Agreements are limited to the franchisee becoming insolvent or bankrupt, the franchisee’s failure to correct a breach of license rules and regulations and, in some cases, the franchisee being convicted of a crime involving moral turpitude, therefore these rights would not be deemed likely to be exerted. Given the unilateral control that the franchisee possesses, the Company considered the following factors when determining whether a franchisee would view the contractual period of the contract to be perpetual in nature:

•	The Franchise Agreements were initially established between 1969 and 1975, and each of the franchisees have continuously renewed each year; in the history of the Company’s franchise arrangements, no franchisee has ever terminated its Franchise Agreement and the Company has never terminated a Franchise Agreement,

•	The pricing term of each relevant Franchise Agreement (10% royalty due to franchisor) has enabled the franchisees to operate profitable businesses over the last approximately 40 years; the royalty rates for newer agreements do not deviate from the 10% (i.e. it remains the market rate of royalty) and thus there would be no incentive for the franchisee to cancel the arrangement based on unfavorable economics of the arrangement,

•	The future business prospects within the franchisees’ territories are expected to be profitable, which was illustrated in the Company’s net present value calculation in establishing the purchase price for each franchisee’s territories,

•	There are no legal barriers or economic costs to renewal of the franchise right; the Franchisee Promotion Agreements, together with their subsequent amendments, provide for “Online” and “eTools” commissions, demonstrating that the advent of technological change should not compromise the value and/or life of the right.

In consideration of the above, the Company determined that the franchisees have the intent and ability to continue to renew the Franchise Agreements into perpetuity, and they would be economically incented to do so. Therefore, the Company has assessed the contractual period of the contract to be indefinite and, accordingly, has classified the reacquired rights as such.

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We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to my attention at (212) 589-2709.

Thank you for your assistance in connection with this matter.

Very truly yours,

/s/ Nicholas P. Hotchkin
Nicholas P. Hotchkin
Chief Financial Officer

cc:	Christy Adams, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

Michael F. Colosi, WWI General Counsel and Secretary

APPENDIX

The terms of the Franchise Agreements were established as follows:

Weight Watchers of Columbus, Inc. (“Columbus”), Weight Watchers of Manitoba Ltd. (“Manitoba”), Weight Watchers of Franklin and St. Lawrence Counties Inc. (“Franklin and St. Lawrence”) and Weight Watchers of Alberta Ltd. and Weight Watchers of Saskatchewan Ltd. (“Alberta and Saskatchewan”)

•	Original Franchise Agreements (Columbus, Manitoba and Franklin and St. Lawrence each executed in 1969 and Alberta and Saskatchewan executed in 1971) for a one year period and renewable solely at the option of the franchisee for successive one year terms thereafter. The term of each Franchise Agreement automatically renews each year, unless the franchisor requests a written notice of renewal within 60 days prior to the termination date.

•	In 2002, Alberta and Saskatchewan executed a Franchisee Promotion Agreement, which was subsequently amended in 2007. The term of the Franchisee Promotion Agreement exists as long as the original Franchise Agreement is outstanding.

Weight Watchers of West Virginia, Inc. (“West Virginia”) and Weight Watchers of Northern Nevada, Inc.

•	Original Franchise Agreements, executed in 1974 and 1975, respectively, are of a perpetual duration. The franchisee may terminate each Franchise Agreement at any time upon giving six months’ notice.

•	In 2001, West Virginia executed a Franchisee Promotion Agreement, which was subsequently amended in 2007. The term of the Franchisee Promotion Agreement exists as long as the original Franchise Agreement is outstanding.

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